

January 24, 2022

Morris S. Young
Chief Executive Officer
AXT, Inc.
4281 Technology Drive
Freemont, California 94538

>   **Re: AXT, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-3**
>   **Filed December 30, 2021**
>   **File No. 333-258196**

Dear Mr. Young:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2021 letter.

Form S-3/A filed December 30, 2021

Prospectus Summary, page 3

1.   We note your response to prior comment 3 and reissue our comment. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risk Factors, page 9

2.   We note your response to prior comment 4 and reissue our comment. Please specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock.

3.   We note your response to prior comment 7 and reissue our comment. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted, if applicable.

4.   We note your response to prior comment 8 and reissue our comment in part. Please highlight the risks that the Chinese government may significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

   Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew Hoffman